The shareholders of the Helios High Yield Fund voted on the following proposals at a shareholder meeting on November 21, 2013. The description of the proposal and number of shares voted are as follows:

                                     Shares    Shares    Shares
                                      Voted     Voted     Voted
                                       For     Against   Abstain

1 To elect to the Fund's Board
  of Trustees Rodman L. Drake       6,101,808  233,683      -

2 To elect to the Fund's Board
  of Trustees Heather Goldman       6,076,189  259,302      -

3 To elect to the Fund's Board
  of Trustees Edward A. Kuczmarski  6,107,254  228,237      -

4 To elect to the Fund's Board
  of Trustees Kim G. Redding        6,104,987  230,504      -